September 26, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-0306

Attn:	Mr. David H. Roberts Mail Stop 0409
VIA EDGAR and Federal express

        Re:    Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), we are responding to the letter dated September 21, 2006 (the "Comment Letter") from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the "Commission").

        Set forth below are the responses to the Comment Letter provided to us by Hostopia. For ease of reference, each comment contained in the Comment Letter appears directly above the parties' corresponding response.

Form S-1

Our Key Strengths, page 50

1.
We note your response to comment 6. Please provide us with supporting documentation for your assertion that you have won the following awards:

•
Netcraft Ltd.'s "Most Reliable Hoster" in March 2006;

•
Web Host Magazine & Buyer's Guide's "Editors Choice Award" in June 2005; and

•
Web Hosting Magazine's "Best Host Award" in September 2001

        Response:    Copies of the supporting documentation for these assertions will be delivered supplementally via Federal Express to the Staff's attention.

Exhibits

2.
Please file the Underwriting Agreement with your next amendment, or provide us with a draft agreement. We must review your Underwriting Agreement and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

Securities and Exchange Commission
September 26, 2006

        Response:    A copy of the draft Underwriting Agreement will be delivered supplementally via Federal Express to the Staff's attention. We will also deliver a copy of Hostopia's share certificate (which is the only other remaining unfiled exhibit) via Federal Express to the Staff's attention.

3.
We note that amendment no. 2 to your registration statement included a draft form of counsel's legal opinion, as exhibit 5.1. Please confirm that you will file a final, signed and dated opinion prior to the effective date of your registration statement.

        Response:    We confirm that we will file a final, signed and dated form of Dorsey & Whitney LLP's opinion prior to the effective date of the registration statement.

*        *        *        *        *         *

        Hostopia would greatly appreciate receiving the staff's comments on the attached by the close of business on Friday September 29, 2006. Hostopia would like to be in a position to request acceleration of its registration statement shortly thereafter. Hostopia appreciates the assistance of the staff in working toward that goal.

        As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373 if we can expedite your review in any way, or fax me at (416) 367-7371.

Sincerely, Gil I. Cornblum